UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

Clark A. Marcus c/o Comprehensive Care Corporation 3405 West Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida 33607, 813-288-4808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clark A. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,570,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 12,570,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

This constitutes Amendment No. 2 to the Statement on Schedule 13D dated June 30, 2010 (the “Statement”) relating to the common stock (the “Common Stock”) of Comprehensive Care Corporation, a Delaware corporation (the “Issuer”). Unless specifically amended or modified herein, the disclosure set forth in the Statement shall remain unchanged.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby restated in its entirety as follows:

On May 13, 2009, Mr. Marcus was granted a warrant to purchase up to 100 shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Stock”). No consideration was required in exchange for the warrant. At the time of issuance of the warrant, the amount of authorized and available Common Stock of the Issuer was insufficient to fulfill a request to convert a share of Series D Stock. On June 16, 2009, Mr. Marcus gifted warrants to purchase up to 90 shares of Series D Stock.

On July 1, 2010, Mr. Marcus was granted, effective June 30, 2010, 1,000,000 shares of the Issuer’s Common Stock and a warrant to purchase up to 4,000,000 shares of the Issuer’s Common Stock. No consideration was required in exchange for the Common Stock or the warrant.

On November 21, 2011, Mr. Marcus was granted a stock option that may be used to acquire 1,000,000 shares of the Issuer’s Common Stock. The option has a term of ten years, an exercise price of $0.25 per share, and was vested upon issuance. Additionally on November 21, 2011, Mr. Marcus was granted a warrant that may be used to acquire 6,500,000 shares of the Issuer’s Common Stock. The warrant was vested upon issuance, has a term of ten years, and may be exercised at a price of $0.25 per share. No consideration was required in exchange for the stock option or the warrant.

On December 29, 2011, the Board of Directors of the Issuer approved a restricted stock grant of 100 restricted shares of Series D Stock to Mr. Marcus, which was granted on January 4, 2012. As a condition of the grant, Mr. Marcus surrendered for cancellation all warrants for the purchase of shares of Series D Stock held by him. The restricted shares of Series D Stock will vest on the 10th anniversary of the grant date. The restricted shares will, however, have the voting, dividend, liquidation and other rights of a share of Series D Stock effective from the date of grant. After the 10th anniversary of the grant date, each share of Series D Stock may be converted into 100,000 shares of the Issuer’s stock, or an aggregate of 10,000,000 shares.

Item 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby restated in its entirety as follows:

On May 13, 2009, the Reporting Person was granted a warrant to purchase at the holder’s option at any time after issuance and prior to May 13, 2012 up to 100 shares of the Issuer’s Series D Stock at an exercise price of $25,000 per share (equivalent to $0.25 per share of Common Stock). No consideration was required in exchange for the warrant. At the time of issuance of the warrant, the amount of authorized and available Common Stock of the Issuer was insufficient to fulfill a request to convert a share of Series D Stock. On June 16, 2009, Mr. Marcus gifted warrants to purchase up to 90 shares of Series D Stock.

Sufficient authorized Common Stock became available on June 17, 2009 with the filing in the Issuer’s state of incorporation of an amendment to the Issuer’s Restated Certificate of Incorporation to increase the amount of the Issuer’s authorized Common Stock, enabling the Series D Preferred shares to become fully convertible.

On July 1, 2010, the Compensation and Stock Option Committee of the Issuer’s Board of Directors granted, effective June 30, 2010, equity incentive compensation in the form of i) the Issuer’s Common Stock and ii) warrants to purchase the Issuer’s Common Stock, to members of the Issuer’s Board of Directors. As part of such grants, the Reporting Person was granted 1,000,000 shares of the Issuer’s Common Stock and a warrant to purchase up to 4,000,000 shares of the Issuer’s Common Stock. The warrant is vested upon grant and has a term of five years and an exercise price of $0.50 per share. No consideration was required in exchange for the Common Stock or the warrant.

On November 18, 2011, the Compensation and Stock Option Committee of the Issuer’s Board of Directors granted, effective November 21, 2011, equity incentive compensation in the form of i) options to purchase the Issuer’s Common Stock and ii) warrants to purchase the Issuer’s Common Stock, to members of the Issuer’s Board of Directors. As part of such grants, the Reporting Person was granted 1,000,000 stock options to purchase shares of the Issuer’s Common Stock and a warrant to purchase up to 6,500,000 shares of the Issuer’s Common Stock. Both the stock option and warrant were vested upon issuance, have a term of ten years, and an exercise price of $0.25 per share. No consideration was required in exchange for the stock option or the warrant.

On December 29, 2011 the Board of Directors of the Issuer approved a restricted stock grant of 100 restricted shares of Series D Stock to Mr. Marcus, which was granted on January 4, 2012. As a condition of the grant, Mr. Marcus surrendered for cancellation all warrants for the purchase of shares of Series D Stock held by him. The restricted shares of Series D Stock will vest on the 10th anniversary of the grant date. The restricted shares will, however, have the voting, dividend, liquidation and other rights of a share of Series D Stock effective from the date of grant. After the 10th anniversary of the grant date, each share of Series D Stock may be converted into 100,000 shares of the Issuer’s Common Stock, or an aggregate of 10,000,000 shares. A holder of Series D Stock is entitled to notice of any stockholders meeting and to vote on any matters on which the Issuer’s Common Stock may be voted. The holder of Series D Stock is entitled to cast 500,000 votes per share of Series D Stock on any matters presented to the holders of our Common Stock, or in the case of Mr. Marcus, an aggregate of 50,000,000 votes. The net effect of the warrant cancellation and the grant of the Series D stock is a reduction in the aggregate number of shares of Common Stock beneficially owned from 13,570,000 to 12,570,000, and a reduction in beneficial ownership from 18.9% to 17.8%, as a result of the fact that Mr. Marcus does not beneficially own the shares of Common Stock underlying the shares of Series D Stock as a result of the restrictions on conversion described above.

The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Issuer or its subsidiaries, or other transactions which might have the effect of causing Issuer’s Common Stock to cease to be listed on an exchange market or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Person also retains the right to change his investment intent at any time, to acquire additional shares of Common Stock or other securities of Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by him (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. INTERESTS IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby restated in its entirety as follows:

(a)	Aggregate Beneficial Ownership: As of the date of this Schedule 13D, Mr. Marcus beneficially owns 12,570,000 shares of Common Stock including 1,070,000 shares held directly, 1,000,000 shares of Common Stock obtainable from the assumed exercise of a stock option, and 10,500,000 shares through his assumed exercise of warrants to purchase Common Stock. Mr. Marcus’ total beneficial ownership of shares represents 17.8% of all shares of Common Stock of the Issuer, including those shares issuable upon exercise of the stock option and shares resulting from exercise of his warrants. Applicable percentage of ownership is based on 59,251,836 shares of Common Stock outstanding as of January 4, 2012, 1,000,000 shares owned beneficially through his right to exercise a stock option, and 10,500,000 shares owned beneficially through Mr. Marcus’ right to exercise warrants, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of Issuer Shares: Mr. Marcus holds sole power to vote and dispose of the shares beneficially owned by him.

(c)	Transactions Effected During the Past 60 days: None.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 6, 2012
Date

/s/ Clark A. Marcus
Signature

Clark A. Marcus, Chairman and Chief Executive Officer
Name/Title